Exhibit 99.3

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-253169) and (No. 333-253813) and S-8 (No. 333-262233) and (No. 333-233156) of SNDL Inc. of our report dated September 19, 2022, relating to the consolidated financial statements of Alcanna Inc., which appears in the Current Report on Form 6-K of SNDL Inc. dated September 19, 2022.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Edmonton, Alberta, Canada

September 19, 2022

PricewaterhouseCoopers LLP

Stantec Tower, 10220 103 Ave NW, Floor 22, Edmonton, Alberta, Canada T5J 0K4

T: +1 780 441 6700, F: +1 780 441 6776

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.